Biomerica, Inc.

17571 Von Karman Avenue

Irvine, California 92614

(949) 645-2111

September 11, 2020

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:

Biomerica, Inc. Withdrawal of Acceleration Request

Registration Statement on Form S-3

Originally filed on July 21, 2020

Pre-Effective Amendment No. 1 to Form S-3 filed on September 9, 2020

File No. 333-239980

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR, on September 9, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 11, 2020, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended.  We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

BIOMERICA, INC.

/s/ Zackary Irani

Zackary Irani

Chairman & Chief Executive Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.

Christopher D. Ivey, Esq.